Exhibit 99.1

Gaotu Techedu Announces Receipt of NYSE Non-compliance Letter Regarding ADS Trading Price

BEIJING, November 18, 2022 -- Gaotu Techedu Inc. ("Gaotu" or the "Company") (NYSE: GOTU), a technology-driven education company and online large-class tutoring service provider in China, today announced that the Company has received a letter from the New York Stock Exchange (the “NYSE”) dated November 16, 2022, notifying that the Company is below compliance standards due to the trading price of its American depositary shares (the “ADSs”).

Pursuant to NYSE continued listing standards, a Company is considered “below criteria” for average closing price of a security is less than $1.00 over a consecutive 30 trading-day period. As of November 15, 2022, the 30 trading-day average price of the Company’s ADSs was $0.90. As of the date of the NYSE letter, the Company’s average market capitalization is above the $50 million listing standard over a 30 trading-day period, and the stockholders’ equity is above the $50 million listing standard.

Once notified, the Company must bring its share price and average share price back above $1.00 by six months following receipt of the notification. The Company can regain its compliance status at any time by demonstrating an accelerated cure based on a $1.00 share price on both the last trading day of any calendar month within the six-month cure period and the average share price over the 30 trading days preceding the end of that month. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, the Company intends to monitor the market conditions of its listed securities and is still considering its options to cure this deficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's ability to continue to attract students to enroll in its courses; the Company's ability to continue to recruit, train and retain qualified teachers; the Company's ability to improve the content of its existing course offerings and to develop new courses; the Company's ability to maintain and enhance its brand; the Company's ability to maintain and continue to improve its teaching results; and the Company's ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company's reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers educational services for college students and adults, non-academic tutoring services, and educational contents & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com